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COACH USA LOGO

                                 June 18, 1999

Dear Stockholder:

     I am very pleased to announce that on June 12, 1999, Coach USA, Inc. ("Coach"), Stagecoach Holdings plc ("Stagecoach") and Stagecoach's subsidiaries SCH Holdings Corp. and SCH Acquisition Corp. entered into a merger agreement providing for the acquisition of all outstanding shares of the Common Stock, par value $0.01 per share, of Coach at $42.00 cash per share.

     SCH Holdings Corp. has today commenced a cash tender offer for all outstanding shares of Common Stock at a price of $42.00 net per share. The merger agreement provides that promptly following the tender offer all Coach shares which are not acquired through the tender offer will be acquired through a merger at the same $42.00 per share cash price.

     Your Board of Directors has unanimously approved the tender offer and the merger and unanimously recommends that stockholders tender their shares in the Offer. All directors have agreed to tender their shares and, if a stockholder vote is required, to vote in favor of the merger.

     Your Board of Directors believes that the proposed acquisition of Coach by Stagecoach is advisable and fair to, and in the best interests of, our stockholders. Enclosed for your consideration are copies of the tender offer materials and Coach's Schedule 14D-9 being filed today with the Securities and Exchange Commission. These documents should be read carefully. In particular, I call your attention to Item 4 of the Schedule 14D-9 which describes both the reasons for the Board's recommendation and certain additional factors that stockholders may wish to consider before taking action with respect to the offer.

                                          Sincerely,
                                          /s/ LAWRENCE K. KING
                                          LAWRENCE K. KING
                                          Chairman of the Board and
                                          Chief Executive Officer

    One Riverway, Suite 500  -  Houston, Texas 77056-1921  -  (713) 888-0104
                Toll-free (888) COACH-USA  -  Fax (713) 888-0257